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                                                                    EXHIBIT 12.1

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                                                        Three Months                       Three Months
                                                           Ended          Years ended         Ended           Years Ended
                                                         June 30,          March 31,        March 31,         December 31,
RATIO OF EARNINGS TO FIXED CHARGES (numbers in             2005        2005       2004        2003       2002      2001      2000
                                    thousands)
                                                       ----------------------------------------------------------------------------
EARNINGS (LOSS):

Pretax loss from continuing operations before
adjustment for minority interests in consolidated
subsidiaries; or income or loss from equity investees     (10,865)   (39,449)   (47,739)     (7,635)   (74,355)   (46,859)  (31,424)

ADD:
   fixed charges                                              164        693        795         225      1,048      1,425     1,814
   distributed income of equity investees                      -          -          -           -         -          -          -
   your share of pretax losses of equity investees
   for which charges arising from guarantees are
   included in fixed charges                                   -          -          -           -         -          -          -
Total additions to earnings (loss)                            164        693        795         225      1,048      1,425     1,814

SUBTRACT:
   Interest capitalized in the period                          -          2          -           -         -          -         444
   preference security dividend requirements of
   consolidated subsidiaries, and                              -          -          -           -         -          -          -
   the minority interest in pretax income of
   subisidaries that
   have not incurred fixed charges. Equity investees
   are investments that you account for using the equity
   method of accounting.                                      -          -           -           -         -          -          -
Total subtractions from earnings (loss)                       -          2           -           -         -          -         444

EARNINGS (LOSS) AS ADJUSTED                               (10,701)   (38,758)   (46,944)     (7,410)   (73,307)   (45,434)  (30,054)

FIXED CHARGES:
 interest expensed and capitalized                              2         37        183          73        407        585     1,359
 amortized premiums, discounts and capitalized
 expenses related to indebtedness                             -            1         19           5         27         39        33
 an estimate of the interest within rental expense            162        655        593         147        614        801       422
 perference security dividend requirements of
 consolidated subsidiaries                                    -          -           -           -         -          -          -
Total fixed charges                                           164        693        795         225      1,048      1,425     1,814

RATIO OF EARNING TO FIXED CHARGES                            N/A        N/A        N/A         N/A        N/A        N/A      N/A

COVERAGE DEFICIENCY                                       (10,865)   (39,451)   (47,739)     (7,635)   (74,355)   (46,859)  (31,868)
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                                      II-8